FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Purchase of natural-gas-fired power stations in Mexico

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 24, 2009

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 24, 2009

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Vice President Chief Financial Officer

December 24, 2009

For Immediate Release:

To Whom It May Concern

Mitsui & Co., Ltd.

Purchase of natural-gas-fired power stations in Mexico

Today, Mitsui & Co., Ltd. (“Mitsui”) and Tokyo Gas Co., Ltd. (“TGC”) entered into a final agreement with Gas Natural SDG, S.A. (“GN”) to take control through a holding company, MT Falcon Holdings Company S.A.P.I. de C.V. (Mitsui: 70%, TGC: 30%) (“Falcon”), of a portfolio of companies holding five gas-fired combined cycle power stations in Mexico (“Power Companies”), as well as relevant companies including a pipeline company (“Pipeline Company”) (together, the “Companies”). The total enterprise value of the Companies is approximately USD1.2 billion (JPY110 billion) and the acquisition will be partly funded by a project finance loan.

Mitsui and TGC will acquire approximately 76% of the total ownership interest in the Companies in early 2010 by subscribing for new shares in the Companies subject to approvals from the relevant government authorities in Mexico and fulfillment of other applicable conditions. Mitsui and TGC will acquire the remaining 24% ownership interest in the Companies either pursuant to a call option exercisable by Mitsui and TGC or a put option exercisable by GN, with both options expected to be effective in the first half of 2010.

The Power Companies hold five gas-fired combined cycle power stations located in the north east region of Mexico, with an aggregate total generating capacity of 2,233MW. The full generating capacity of the Power Companies is contracted to the Mexican national power authority, Comisión Federal de Electricidad (“CFE”) under long-term (25 years) power purchase agreements.

Following the acquisition of the Companies Mitsui will hold installed generating capacity of 5,558 MW globally (including power plants under construction) and will be one of the largest independent power producers in the Mexican power market. To leverage the opportunities presented by the acquisition of the Companies to expand its power business throughout the Americas Mitsui is establishing a wholly-owned asset management company in Mexico, which will also provide operation and management services to the Companies.

Mitsui has been strategically investing in power and other infrastructure projects in Mexico in recent years, including a 50% interest in a 525MW gas-fired combined cycle power plant in Valladolid, significant equity interests in LNG receiving and regasification terminals, and a majority interest in a major player in the water and wastewater treatment businesses. Mitsui continues to pursue further opportunities to expand its business platform in Mexico.

For further information, please contact:

Mitsui & Co., Ltd.
Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-7596

Note: This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission. This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.

Attachment

1. Portfolio

1) Power Companies

Corporate Name	Asset	Capacity	Commercial Operating Year	PPA Period (up to)
Central Saltillo, S.A. de C.V. (“CSO”)	Saltillo Power Plant	248MW	2001	November 2026

Central Anahuac, S.A. de C.V. (“CAC”)	Rio Bravo II Power Plant	495MW	2002	January 2027

Central Lomas del Real, S.A. de C.V. (“CLR”)	Rio Bravo III Power Plant	495MW	2004	April 2029

Central Valle Hermoso, S.A. de C.V. (“CVH”)	Rio Bravo IV Power Plant	500MW	2005	April 2030

Electricidad Aguila de Altamira, S de R.L. de C.V. (“EAA”)	Altamira II Power Plant	495MW	2002	May 2027

	Total 5 Plants	2,233MW

*	the Map is linked below
**	Turbine manufacturers are as follows;

- Siemens (gas turbine) / Alstom (steam turbine) for Saltillo, Rio Bravo II, Rio Bravo III and Rio Bravo IV.

- Mitsubishi Heavy Industries (gas turbine and steam turbine) for Altamira II.

2) Pipeline

Name	Business
Gasoducto del Rio, S.A. de C.V. (“GDR”)	Provision of operation and maintenance services for a 54km (330,000mmbtu/d) pipeline connected to the Rio Bravo II/III/IV Power Plants and gas distribution

*	the Map is linked below

3) Employment Company

Name	Business
Compania Mexicana de Gerencia y Operacion, S.A. de C.V. (“COMEGO”)	Operation and Maintenance of the Companies and Pipeline

<Map>

2. Gas Natural

Name	Gas Natural SDG, S.A
Incorporation Year	1843
Location	Barcelona, Spain
Market Capital	EUR 13.4 billion
Business	Gas and Electricity Development, Gas and Electricity Distribution, Gas Sales and Power Generation
Employees	20,487

3. Falcon

Name	MT Falcon Holdings Company S.A.P.I. de C.V. (“Falcon”)
Incorporation Year	2009
Location	Mexico City, Mexico
Capital	50,000 Mexican pesos (to be increased)
Shareholders	Mitsui & Co., Ltd. (70%), Tokyo Gas Co. Ltd. (30%)
Business	Holding Company for the Companies

4. Project Scheme